March 12, 2026

Andrew Mallozzi
Chief Executive Officer
ACP Holdings Acquisition Corp.
3131 Eastside
Houston, Texas 77098

       Re: ACP Holdings Acquisition Corp.
           Registration Statement on Form S-1
           Filed March 06, 2026
           File No. 333-294120
Dear Andrew Mallozzi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Stephen Alicanti